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                                                                    EXHIBIT 2.3

                         TAX DISAFFILIATION AGREEMENT

  TAX DISAFFILIATION AGREEMENT dated as of       , 1996 by and among First
Mississippi Corporation, a Mississippi corporation ("Company"), and [Newco] , a Mississippi corporation and a direct, wholly-owned subsidiary of the Company ("Newco").

                                   RECITALS

  WHEREAS:

  A. Company is the common parent of an affiliated group of corporations (the "Company Group") within the meaning of Section 1504 (a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the members of the affiliated group have heretofore joined in filing consolidated Federal income tax returns.

  B. Company expects, pursuant to the Agreement and Plan of Distribution dated
as of       , 1996 (the "Distribution Agreement") by and between Company and
Newco, to spin-off its interest in assets other than certain assets related to the production and sale of ammonia and urea and purchase and resale of ammonia and urea to its shareholders. In furtherance of this decision, among other things (and as more fully set forth in the Distribution Agreement) (i) Company intends to transfer the stock of certain subsidiaries and certain of its assets to Newco as set forth in Article IV of the Distribution Agreement (together with all mergers, other intercompany transfers of assets, and other actions described in such Article IV, the "Transfer") and (ii) Company intends to distribute on the Distribution Date (as hereinafter defined) pro rata to the holders of its Common Stock all of the outstanding shares of the Common Stock of Newco (the "Distribution").

  C. Immediately after the distribution of the Common Stock of Newco to the holders of the Common Stock of Company, Miss Sub, Inc., a Mississippi corporation and wholly-owned subsidiary ("Sub") of Mississippi Chemical Corporation, a Mississippi corporation ("Parent") will merge with and into Company with Company surviving (the "Merger"), as contemplated by the Agreement and Plan of Merger and Reorganization dated as of August 27, 1996, (the "Merger Agreement") by and among Company, Sub and Parent, in connection with which the holders of the Common Stock of Company will receive Common Stock of Parent.

  D. Company, Sub and Parent intend the Merger to be a reorganization under
Section 368 (a)(1)(B) of the Code.

  E. Company and Newco intend the Distribution to be a tax-free transaction under Section 355 of the Code, after which neither Newco nor any of its Subsidiaries (as hereinafter defined) will be a member of the Company affiliated group for Federal income tax purposes.

  F. Company and Newco desire on behalf of themselves, their subsidiaries and their successors to set forth their rights and obligations with respect to Taxes (as hereinafter defined) due for periods before and after the Distribution.

  NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I

                                  Definitions

  For the purposes of this Agreement,

  1.1 "Code" shall have the meaning set forth on page 1 of this Agreement.

  1.2 "Company" shall have the meaning set forth on page 1 of this Agreement.

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  1.3 "Company Group" shall have the meaning set forth on page 1 of this
Agreement.

  1.4 "Distribution" shall have the meaning set forth on page 1 of this Agreement.

  1.5 "Distribution Agreement" shall have the meaning set forth on page 1 of this Agreement.

  1.6 "Distribution Date" shall mean the last day on which, due to the distribution of the shares" of Newco Common Stock to the holders of the Common Stock of Company, Newco could be considered a member of the affiliated group of which Company is the common parent.

  1.7 "Final Determination" shall mean with respect to any issue (1) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final and not subject to further appeal, (2) a closing agreement entered into under
Section 7121 of the Code or any other binding settlement agreement (whether or not with the Internal Revenue Service) entered into in connection with or in contemplation of an administrative or judicial proceeding, or (3) the completion of the highest level of administrative proceedings if a judicial contest is not or is no longer available.

  1.8 "Indemnitee" shall have the meaning set forth in Section 4.2.

  1.9 "Indemnitor" shall have the meaning set forth in Section 4.2.

  1.10 "Merger" shall have the meaning set forth on page 1 of this Agreement.

  1.11 "Merger Agreement" shall have the meaning set forth on page 1 of this Agreement.

  1.12 "Newco" shall have the meaning set forth on page 1 of this Agreement.

  1.13 "Newco Group" shall mean, for any period, Newco and its Subsidiaries.

  1.14 "Parent" shall have the meaning set forth on page 1 of this Agreement.

  1.15 "Payor" shall have the meaning set forth in Section 2.5.

  1.16 "Payee" shall have the meaning set forth in Section 2.5.

  1.17 "Period After Distribution" shall mean any taxable year or other taxable period beginning after the Distribution Date and, in the case of any taxable year or other taxable period that begins before and ends after the Distribution Date, that part of the taxable year or other taxable period that begins after the close of the Distribution Date.

  1.18 "Period Before Distribution" shall mean any taxable year or other taxable period that ends on or before the Distribution Date and, in the case of any taxable year or other taxable period that begins before and ends after the Distribution Date, that part of the taxable year or other taxable period through the close of the Distribution Date.

  1.19 "Retained Group" shall mean, for any period, Company and its Subsidiaries.

  1.20 "Sub" shall have the meaning set forth on page 1 of this Agreement.

  1.21 "Subsidiary" shall mean a current or former corporation, partnership, joint venture or other business entity where 50% or more of the outstanding equity or voting power of such entity is owned directly or indirectly by another corporation. In determining whether a Subsidiary is a Subsidiary of Newco or Company for any period, Newco shall not be considered a Subsidiary of Company, and any Subsidiary of Newco shall be considered a Subsidiary of Newco, not Company, for such period. Notwithstanding the foregoing, any corporation whose shares are transferred pursuant to Article IV of the Distribution Agreement, or that is a Subsidiary of such corporation, shall be a Subsidiary of the corporation to which its shares are so transferred.

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  1.22 "Tax" or "Taxes" means all taxes, charges, fees, levies, imposts, duties and other assessments, including, without limitations, income, gross receipts, excise, personal property, real property, sales, ad valorem, value-added, withholding, social security, occupation, use, service, service use, leasing, leasing use, license, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States or any state, local, or foreign governmental authority whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include (including without limitation regarding any duty to reimburse another party for indemnified Taxes or refunds or credit of Taxes) any interest, fines, penalties and additional amounts attributable to, imposed on, or with respect to, any such taxes, charges, fees, levies, imposts, duties or other assessments, and interest thereon.

  1.23 "Tax Returns" shall mean all returns or reports to be filed or that may be filed for any period with any Taxing authority (whether domestic or foreign) in connection with any Tax or Taxes (whether domestic or foreign).

  1.24 "Transfer" shall have the meaning set forth on page 1 of this Agreement.

  1.25 "Underpayment Rate" shall mean the rate specified under Section 6621(a)(2) of the Code.

                                  ARTICLE II

                  Tax Returns, Tax Payments and Event of Loss

  2.1 Obligation to File Tax Returns. Newco shall timely file (or cause to be filed) all Tax Returns that (a) are filed on a consolidated, combined or unitary basis, (b) include Newco or any of its Subsidiaries and Company or any of its Subsidiaries, and (c) are required to be filed (i) for any Period Before Distribution or (ii) for any taxable year or period of the Company that begins before and ends after the Distribution Date, provided, however, that the Company shall prepare in accordance with past practice of the Company and deliver to Newco (or cause to be prepared and delivered to Newco) 45 days prior to the due dates of such Tax Returns pro forma Tax Returns with respect to members of the Retained Group. Newco shall have sole discretion to take or not take a position in and with respect to any filed Tax Return which Newco is required to file or cause to be filed hereunder; provided, however, that (i) all such Tax Returns shall be consistent with the position that the Distribution is a tax-free transaction under Section 355 of the Code and the Merger is a tax-free reorganization under Section 368(a)(1)(B) of the Code, and (ii) such Tax Returns shall be prepared on a basis that is consistent with the elections, accounting methods, conventions, practices and principles of taxation used for the most recent taxable periods for which Tax Returns for the Company have been filed unless otherwise agreed to in writing by Parent or unless no material detriment or damage will occur to Parent or the Retained Group. Company shall timely file (or cause to be filed) any other Tax Return with respect to the Retained Group, and Newco shall timely file (or cause to be filed) any other Tax Return with respect to the Newco Group. Each such Tax Return shall be consistent with the position that the Distribution is a tax-free transaction under Section 355 of the Code and the Merger is a tax-free reorganization under Section 368(a)(1)(B) of the Code.

  2.2 Obligation to Remit Taxes. Company and Newco shall each remit or cause to be remitted any Taxes due in respect of any Tax for which it is required to file a Tax Return and shall be entitled to reimbursement for such payments only to the extent provided in Article II.

  2.3  Certain Tax Sharing Obligations and Prior Agreements.

    (a) Except as provided in Section 2.3(b) hereof, Newco shall be liable for and shall hold the Retained Group harmless against (i) any liability attributable to any member of the Retained Group for Taxes attributable to a Period Before Distribution, including any such Tax liability asserted against any member of the Retained Group under the provisions of Treas. Reg. 1.1502-6(a) that impose several liability on members of an affiliated group of corporations that files consolidated returns, or similar provisions of any foreign, state or local law (or of any member of the Retained Group that is a successor to an entity that was

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  a member of the Retained Group during any Period Before Distribution), (ii)
  any liability attributable to any member of the Retained Group for Taxes resulting from the Transfer, the Distribution or the Merger, and (iii) any liability attributable to any member of the Newco Group for Taxes, regardless of whether attributable to a Period Before Distribution or a Period After Distribution, including any liability asserted against any member of the Newco Group under the provisions of Treas. Reg. 1.1502-6(a) that impose several liability on members of an affiliated group of corporations that files consolidated returns, or similar provisions of any foreign, state or local law (or of any member of the Newco Group that is a successor to an entity that was a member of the Newco Group). Newco shall be entitled to any refund or credit of Taxes which is attributable to both an entity and a taxable year or taxable period for which Newco has liability hereunder.

    (b) Company shall be liable for and Company shall hold the Newco Group harmless against (i) any liability attributable to any member of the Retained Group for Taxes attributable to a Period After Distribution and
  (ii) notwithstanding anything to the contrary herein, any Tax liability attributable to any member of the Newco Group or the Company Group (including, without limitation, any such liability resulting from the Transfer, the Distribution or the Merger) arising out of or resulting directly or indirectly from the breach of any of the representations, warranties and covenants of Parent set forth in the Merger Agreement, the Distribution Agreement or this Agreement or the breach of any representations, warranties or covenants of the Company set forth in this Agreement, the Merger Agreement or the Distribution Agreement, to the extent the breach occurs after the Distribution Date. Company shall be entitled to any refund or credit of Taxes which is attributable to both an entity and a taxable year or taxable period for which Company has liability hereunder.

    (c) Each party agrees to report the Transfer as a tax-free transaction under Section 332, 351 or 368(a) of the Code, the Distribution as a tax-free distribution under Section 355 of the Code and the Merger as a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Code on all tax returns and other filings, and take no position inconsistent therewith. The parties shall not, and shall not permit any of their respective Subsidiaries to, take or cause or permit to be taken, any action that would disqualify the Distribution as a tax-free distribution under
  Section 355 of the Code, disqualify the Transfer as a tax-free transaction under Section 332, 351 or 368(a) of the Code, or disqualify the Merger as a reorganization within the meaning of Section 368(a)(1)(B) of the Code, excluding any action to be taken pursuant to the Merger Agreement to effect the Merger.

    (d) Except as set forth in this Section 2.3 and in consideration of the mutual indemnities and other obligations of this Agreement, any and all existing tax sharing agreements and prior practices regarding Taxes and their payment, allocation, or sharing between any member of the Retained Group and any member of the Newco Group shall be terminated with respect to the Newco Group as of the Distribution Date.

  2.4  Period that includes the Distribution Date.

    (a) To the extent permitted by law or administrative practice, the taxable year of the Company Group shall be treated as closing at the close of business on the Distribution Date. The parties agree that the taxable year of the Company Group will close for federal income tax purposes at that time, and further agree that one of the Tax Returns to be filed by Newco pursuant to Section 2.1 of this Agreement is the consolidated federal income Tax Return of the Company Group for the tax year beginning July 1, 1996 and ending at the close of business on the Distribution Date, that such tax year is a Period Before Distribution under this Agreement and that such Tax Return properly does, and will, include all transactions occurring through and including the Distribution date, including the Transfer, the Distribution and the Merger.

    (b) If it is necessary for purposes of this Agreement to determine the income tax liability of any member of the Newco Group or of the Retained Group for a taxable year that begins on or before and ends after the Distribution Date and is not treated under Section 2.4(a) as closing at the close of the Distribution

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  Date, the determination shall be made by assuming that such member of the
  Newco Group or of the Retained Group had a taxable year that ended at the close of the Distribution Date, except that exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a per diem basis.

  2.5 Payments. To the extent that a party owes money (the "Payor") to another party (the "Payee") pursuant to this Article II, the Payor shall pay the Payee, no later than 15 days prior to the due date of the relevant Tax Return or estimated Tax Return or 15 days after the Payor receives the Payee's calculations, whichever occurs last, the amount for which the Payor is required to indemnify the Payee under this Article II. The Payee shall submit the Payee's calculations of the amount required to be paid pursuant to this
Article II, showing such calculations in sufficient detail so as to permit the Payor to understand the calculations. The Payor shall have the right to disagree with such calculations. Any dispute regarding such calculations shall be resolved in accordance with Article VII of this Agreement.

  2.6 Interest. Any payment required by this Agreement which is not made on or before the date provided hereunder shall bear interest after such date at the Underpayment Rate.

                                  ARTICLE III

                                  Carrybacks

  Without the prior consent of Newco, no member of the Retained Group shall carry back any net operating loss from a Period After Distribution to a Period Before Distribution. In addition, no member of the Retained Group shall carry back any other Tax attribute from a Period After Distribution to a Period Before Distribution without the consent of Newco, which consent shall not be withheld unless such carryback shall cause material detriment or damage to Newco.

                                  ARTICLE IV

                                  Tax Audits

  4.1 General. Except as provided in Section 4.2, each of Newco and Company shall have sole responsibility for all audits or other proceedings with respect to Tax Returns that it is required to file under Section 2.1.

  4.2 Indemnified Claims. Company or Newco shall promptly notify the other in writing of any proposed adjustment to a Tax Return that may result in liability, or entitlement to refund, of the other party (the "Indemnitor") under this Agreement. The Indemnitor shall have the sole right to contest or settle the proposed adjustment and to employ counsel of its choice at its expense. The Indemnitor shall provide the other party (the "Indemnitee") with information concerning the proposed adjustments and shall permit the Indemnitee to attend the proceeding at its expense.

  4.3 Payment of Audit Assessments. The obligation for payment or entitlement to refund of the Indemnitor shall be limited to the net increase or net decrease in tax liability resulting (for all past and future periods) from a change in tax treatment required by a Final Determination. The obligation or entitlement of the Indemnitor shall be adjusted to reflect the present value of the increase and/or decrease in future tax liabilities of the Indemnitee resulting from the change in tax treatment using, with respect to tax periods prior to the date of such Final Determination, the highest marginal tax rate of the applicable taxing jurisdiction known to be applicable to the entities, tax periods and items involved, and with respect to tax periods thereafter, using the highest marginal tax rate of the applicable taxing jurisdiction in effect as of the date of such Final Determination with respect to the entities and items involved, and using a discount rate equal to the Underpayment Rate in effect as of the date of such Final Determination.

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                                   ARTICLE V

                                  Cooperation

  Company and Newco shall (and shall cause the members of the Company Group and the Newco Group, as the case may be, to) cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other proceeding and each shall execute and deliver such powers of attorney and make available such other documents and employees as are necessary to carry out the intent of this Agreement. Each party agrees to notify the other party of any audit adjustments which do not result in Tax liability but can be reasonably expected to affect Tax Returns of the other party, or any of its Subsidiaries, for a Period After Distribution. Each party agrees to treat the Distribution for all income tax purposes as a tax-free spinoff pursuant to Section 355(a) of the Code unless and until there has been a Final Determination that the Distribution is not a tax-free spinoff under Section 355(a) of the Code.

                                  ARTICLE VI

                         Retention of Records; Access

  The Retained Group and the Newco Group shall (a) until the expiration of the relevant statute of limitations, retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns in respect of Taxes of the Retained Group or the Newco Group or for the audit of such Tax Returns; and (b) give to the other party reasonable access to such records, documents, accounting data and other information (including computer data) and to its personnel (insuring their cooperation) and premises, for the purpose of the review or audit of such returns to the extent relevant to an obligation or liability of a party under this Agreement. Prior to destroying any records, documents, data or other information in accordance with this Article, the party wishing to destroy such items will give the other party a reasonable opportunity to obtain such items (at such other party's expense).

                                  ARTICLE VII

                                   Disputes

  If the parties disagree as to the calculation of any Tax or the amount of (but not liability for) any payment to be made under this Agreement, the parties shall cooperate in good faith to resolve any such dispute, and any agreed-upon amount shall be paid to the appropriate party. If the parties are unable to resolve any such dispute within 15 days thereafter, such dispute shall be resolved by a nationally recognized accounting firm acceptable to both Company and Newco. The decision of such firm shall be final and binding. The fees and expenses incurred in connection with such decision shall be borne equally by Company and Newco. Following the decision of such accounting firm, the parties shall each take (or cause to be taken) any action that is necessary or appropriate to implement such decision, including, without limitation, the prompt payment of underpayments or overpayments, with interest calculated on such overpayments and underpayments at the Underpayment Rate from the date such payment was due (the due date of payments governed by Section 2.5 of this Agreement shall be the date a payment is due thereunder assuming the party does not dispute the amount owed) through the date such underpayment or overpayment is paid or refunded.

                                 ARTICLE VIII

                          Termination of Liabilities

  Notwithstanding any other provision in this Agreement, any liabilities determined under this Agreement shall not terminate any earlier than the expiration of the applicable statute of limitation for such liability. All other representations, warranties and covenants under this Agreement shall survive indefinitely.

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                                  ARTICLE IX

                           Miscellaneous Provisions

  9.1 Notices and Governing Law. All notices required or permitted to be given pursuant to this Agreement shall be given, and the applicable law governing the interpretation of this Agreement shall be determined, by the applicable provisions of the Distribution Agreement.

  9.2 Treatment of Payments. The parties hereto shall treat any payments made pursuant to the terms of this Agreement as a capital transaction for all tax purposes, except to the extent such payments represent interest paid pursuant to Section 2.6.

  9.3 Binding Effect; No Assignment; Third Party Beneficiaries. This Agreement shall be binding on, and shall inure to the benefit of, the parties and their respective successors and assigns, including Parent. Company and Newco hereby guarantee the performance of all actions, agreements and obligations provided for under this Agreement of each member of the Retained Group and the Newco Group, respectively. Company and Newco shall, upon the written request of the other, cause any of their respective Subsidiaries to execute this Agreement. Company or Newco shall not assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other party. No person (including, without limitation, any employee of a party or any stockholder of a party) shall be, or shall be deemed to be, a third party beneficiary of this Agreement.

  9.4 Entire Agreement; Amendments. This Agreement constitutes the entire agreement of the parties concerning the subject matter hereof and supersedes all prior agreements, whether or not written, concerning such subject matter. This Agreement may not be amended except by an agreement in writing, signed by the parties.

  9.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which shall constitute together the same document.

  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                          First Mississippi Corporaiton


                                          By __________________________________
                                            Name:
                                            Title:

                                          [Newco]


                                          By __________________________________
                                            Name:
                                            Title:

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